UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


							April 1, 2005

via facsimile and U.S. mail

Mr. Gregory L. Cauthen
Chief Financial Officer
Transocean Inc.
P.O. Box 2765
Houston, TX 77252


	Re:	Transocean Inc.
		Form 10-K, Filed March 16, 2005
		Response letter dated February 25, 2005
      File No. 333-75899

Dear Mr. Cauthen:

      We have reviewed the above filing and response letter and have the following comments. Our review has been limited to the areas commented on below. Please be as detailed as necessary in the explanations you provide for these comments. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Business, page 3

	Transocean Drilling Fleet tables, pages 6-9

1. We have read your response to prior comment 1, where you indicate that "cash flows from a rig are dependent upon other rigs within the asset class" because "the availability of another competing rig has a direct influence on the dayrates bid for a job and consequently the cash flow derived from that contract." You further explain that the
"supply / demand dynamic is a reason why the asset class level is the lowest level that cash flows are independent of each other." While we recognize that the grouping of long-lived assets requires significant judgment, as indicated by paragraph B45 of SFAS 144, we do not believe that offsetting is appropriate within the asset class level because an individual rig can be an individual source of cash flows. Even though rigs within an asset class are interchangeable, that interchangeability can be influenced by your marketing through decisions to "cold-stack" certain rigs within a particular market sector. Since you are capable of generating discrete financial information on an individual rig basis and individual rigs can be largely independent of one another based on marketing efforts, it appears that individual rigs are the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

2. With respect to your response to part d) of prior comment 1, please tell us the factors you considered in your determination that your operating segments have similar economic characteristics as identified by paragraph 17 of SFAS 131.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Direct questions to Jennifer Goeken at (202) 824-5287, or in her absence, to Barry Stem, Senior Assistant Chief Accountant, at
(202) 942-1919. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Transocean Inc.
April 1, 2005
page 1